Exhibit 99.1

Hi everyone,

My name is Grace Harlow, and I am an appraiser on the Masterworks acquisitions team.

Our latest offering is an untitled work by Alighiero Boetti. This work is a multicolored, embroidered tapestry belonging to Boetti’s “Arazzi” series. Historically, large works from the series have fetched some of the highest prices for the artist at auction.

Boetti is recognized as an important conceptual artist and prominent member of the Arte Povera movement. His international acclaim has translated into strong commercial demand for the artist. According to Artprice, Boetti ranked in the top 75 of all artists in 2021, achieving a turnover of $28.2 million at auction, up 180% from 2020.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 30 examples of Boetti’s works from around the world, some of which are priced in excess of $3 million. This is the second work we have selected from these examples to be offered on the Masterworks platform.

As of August, 2022, large-scale “Arazzi” account for two of the artist’s top five auction records, including: “Sottrazione” (1982), which sold for $4.6 million on May 13, 2021 at Christie’s, New York and “Addizione” (1982), which sold for the USD equivalent of $3 million on October 5, 2017 at Sotheby’s, London.

Between November 26, 1992 and June 23, 2021, auction sales of works by Boetti similar to our Offering have increased at an estimated annualized appreciation rate of 16.6%.